

Rec'd 3/1/04

SO 3/17/04

SECURITIES A. 　　04004967　　JN
Washington, D. C. 20549

SEC FILE NUMBER
8 – 45136

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **JANUARY 1, 2003** AND ENDING **DECEMBER 31, 2003**

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:　　　　　　　　　　　　　OFFICIAL USE ONLY

AUERBACH GRAYSON & COMPANY INCORPORATED　　　　FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)　　MAR 01 200

330 MADISON AVENUE

NEW YORK　　　　　　　**NEW YORK**　　　　　　　**10017**

（City)　　　　　　　　(State)　　　　　　　　(Zip Code)
NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAVID S, GRAYSON, MANAGING DIRECTOR　　　　**(212) 557 - 4444**

　　　　　　　　　　　　　　　　　　　　　(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LERNER & SIPKIN, CPAs, LLP

132 Nassau Street, Suite 1023　　　　**New York**　　　　**NY**　　　　**10038**

　X　　Certified Public Accountant

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)



OATH OR AFFIRMATION

I, *DAVID S. GRAYSON,* swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of
  AUERBACH GRAYSON & COMPANY, INCORPORATED, as of *DECEMBER 31, 2003,*
are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

_____

_____

X_____
                                    Signature

Managing Director
_____
                                    Title

X_____
                    Notary Public

This report ** contains (check all applicable boxes):
(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Income (Loss).
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(x) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control requirements under rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under
        Rule 15c3-1 and the Computation for Determination of the reserve requirements Under Exhibit A
        of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with
        respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
( ) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the
        date of the previous audit.
(x) (o) Independent Auditors' Report.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

I, *DAVID S. GRAYSON,* swear that, to the best of my knowledge and belief, the

accompanying financial statements and supporting schedule(s) pertaining to the Firm of

AUERBACH GRAYSON & COMPANY INCORPORATED,

as of *DECEMBER 31, 2003*, are true and correct.

I further swear that neither the Company nor any partner, proprietor, principal

officer, director or member has any proprietary interest in any account classified

solely as that of customer, except as follows:

No Exceptions

_____
(Signature)

Managing Director
_____
(Title)

_____
(Notary Public)

AUERBACH GRAYSON & COMPANY
INCORPORATED
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

AUERBACH GRAYSON & COMPANY INCORPORATED
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

Cash and cash equivalents	$ 209,222
Securities owned - at market value (Note 3)	12,753
Due from broker	444,789
Commissions receivable	694,382
Property, equipment and leasehold improvements - net of accumulated depreciation of $526,983 (Note 2d and 4)	49,177
Other assets (Note 5)	274,770
Total assets	**$1,685,093**

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:

Accounts payable and accrued expenses	$ 360,969
Total liabilities	360,969

Commitments and Contingencies (Notes 6 and 9)

Liabilities subordinated to the claims of general creditors

Pursuant to subordinated loan agreement (Note 8)	1,594,030

Stockholders' equity (Note 10)

Common stock	
Class "A", par value $.01 per share	
Authorized: 2,857 shares	
Issued and outstanding: 1,821 shares	18
Class "B", par value $.01 per share	
Authorized: 1,000 shares	
Issued and outstanding: 426 shares	5
Additional paid-in capital	1,257,949
Retained earnings	(1,527,878)
Total stockholders' equity	(269,906)
Total liabilities and stockholders' equity	$1,685,093

The accompanying notes are an integral part of this statement.

AUERBACH GRAYSON & COMPANY INCORPORATED
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003

Note 1-   **Nature of Business**

Auerbach Grayson & Company Incorporated (The "Company"), a Delaware Corporation, is a broker/dealer registered with the Securities and Exchange Commission and a member of the National Association of Securities Dealers. The Company's primary business is to provide direct execution of foreign securities to major U.S. institutions through specialized non-U.S. brokers, in accordance with the Securities Exchange Act Rule 15a-6.

The Company operates under the provisions of Paragraph (k) (2) (I) of Rule 15c3-3 of the Securities and Exchange Commission and accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k) (2) (I) provides that the company carry no margin accounts, promptly transmits all customer funds and delivers all securities in connection with its activities as a broker, holds no funds or securities or owes no money or securities to customers and effectuates all financial transactions with its customers through a bank account designated as "Special Accounts for the Exclusive Benefit of Customers."

Note 2-   **Summary of Significant Accounting Policies**

a)   *Revenue Recognition*
Securities transactions (and the recognition of related income and expenses) are recorded on a trade date basis.

Securities owned or sold by the Company are stated at quoted market values. The resulting difference between cost and market is included in operations.

b)   *Cash and Cash Equivalents*
For the purpose of the statement of cash flows, the Company considers money market funds maintained with banks and brokers to be cash and cash equivalents. The Company maintains cash in bank accounts which, at times, may exceed federally insured limits or where no insurance is provided. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

c)   *Income Taxes*
The Company has elected to be treated as an "S" Corporation under the provisions of the Internal Revenue Code. Under the provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the stockholders are liable for individual income taxes on their respective shares of the Company's taxable income.

AUERBACH GRAYSON & COMPANY INCORPORATED
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003

Note 2-   **Summary of Significant Accounting Policies (Continued)**

d)   *Depreciation and Amortization*
Depreciation of furniture and fixtures is computed on the straight-line method using estimated useful lives of five to seven years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

e)   *Use of Estimates*
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

Note 3-   **Securities Owned - At Market Value:**

Securities owned at quoted market values, are summarized as follows:

	Owned
Common stock	$12,753

Note 4-   **Property, Equipment and Leasehold Improvements**

Major classifications of property and equipment, as of December 31, 2003 are summarized as follows:

Furniture and equipment	$ 295,000
Leasehold improvements	281,160
	576,160
Less: Accumulated depreciation	-526,983
	$ 49,177

Note 5-   **Related Party Transactions**

For the year ended December 31, 2003, the Company advanced $111,000 to a limited liability company, which is 50% owned by the Company, for payment of expenses. Such amount is included in other assets.

Note 6-   **Commitments and Contingencies**

Office Lease
The Company leases premises under a lease expiring October 31,2007.
At December 31, 2003, the minimum rental commitment before escalaations under the lease is as follows:

Note 6- **Commitments and Contingencies (continued)**

Office Lease (continued)

Year	Amount
2004	$333,520
2005	$343,387
2006	$348,680
2007	$290,267

Note 7- **Profit Sharing Plan**

The Company maintains a defined contribution plan covering substantially all employees. The Company contributes annually at the discretion of management. The Company's maximum contribution is one half of the employees' contribution, up to 5% of the eligible compensation. For the year ended December 31, 2003, the Company contributed $28,398.

Note 8- **Liabilities Subordinated to the Claims of General Creditors**

The Company borrowed $1,225,000 under subordinated agreements for a period of three years. Under the terms of the agreement, the Company agrees to pay the holders of the loans a total of $1,715,000 at maturity. The difference between the original amount borrowed and the amount to be paid at maturity, $490,000 is considered Original Issue Discount. This amount is to accrete at a rate of one-thirty-sixth per month, which in addition, will increase the subordinated loan. The imputed interest rate is 11.87% and $163,334 of such imputed interest has been expensed in 2003. In addition, the loan holder has the option to convert each $25,000 of original loan balance into 2.203 shares of the Company's Class "B" common stock thirteen months after the effective date of the loan and before 24 months. After 24 months, the conversion rate changes to 3.67 shares of Class "B" common stock for each $25,000 of initial principal.

The subordinated loans, approved by the National Association of Securities Dealers, Inc., mature as follows:

Maturity Date	Original Principal	Original Issue Discount	Amount Due at Maturity
August 30, 2004	$ 500,000	$ 200,000	$ 700,000
October 15, 2004	725,000	290,000	1,015,000
	$1,225,000	$ 490,000	$1,715,000

To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

AUERBACH GRAYSON & COMPANY INCORPORATED
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003

Note 9-   **Financial Instruments with Off-Balance Sheet Credit Risk**

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional investors. The Company's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers and other financial institutions. The Company introduces these transactions for clearance to non-U.S. broker/dealers pursuant to the provisions of paragraph (k) (2) (I) of Rule 15c3-3.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount.

Note 10-   **Net Capital Requirement**

The Company is subject to the Securities and Exchange Commission's Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2003, the Company's net capital of $696,696 was $596,696 in excess of its required net capital of $100,000. The Company's net capital ratio was 51.81%.

A copy of the Company's Statement of Financial Condition as of December 31, 2003, pursuant to SEC Rule 17a-5 is available for examination at the Company's office and at the regional office of the Securities and Exchange Commission and the office of the National Association of Securities Dealers, Inc.



LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038   Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

INDEPENDENT AUDITORS' REPORT

To the Officers and Directors of
Auerbach Grayson & Company Incorporated
330 Madison Avenue
New York, N.Y. 10017

Gentlemen:

We have audited the accompanying statement of financial condition of Auerbach Grayson &
Company Incorporated as of December 31, 2003. This financial statement is the responsibility of
the Company's management. Our responsibility is to express an opinion on the statement of
financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United
States of America. Those standards require that we plan and perform the audit to obtain
reasonable assurance about whether the statement of financial condition is free of material
misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and
disclosures in the statement of financial condition. An audit also includes assessing the
accounting principles used and significant estimates made by management, as well as evaluating
the overall statement of financial condition presentation. We believe that our audit provides a
reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all
material respects, the financial position of Auerbach Grayson & Company Incorporated as of
December 31, 2003, in conformity with accounting principles generally accepted in the United
States of America.

Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY)

New York, NY
February 19, 2004

AUERBACH GRAYSON & COMPANY
INCORPORATED
INDEPENDENT AUDITORS' REPORT ON
INTERNAL ACCOUNTING CONTROL

FOR THE YEAR ENDED DECEMBER 31, 2003



LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038   Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

To the Officers and Directors of
Auerbach Grayson & Company Incorporated
330 Madison Avenue
New York, NY 10017

Gentlemen:

In planning and performing our audit of the financial statements of Auerbach Grayson & Company Incorporated for the year ended December 31, 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5 (g) (1) and (2) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including test of compliance with such practices and procedures) followed by Auerbach Grayson & Company Incorporated that we considered relevant to the objectives stated in Rule 17a-5 (g), (1) in making periodic computations of aggregate indebtedness and net capital under Rule 17a-3 (a) (II); (2) in complying with the exemptive provisions of Rule 15c-3-3. We did not review the practices and procedures followed by the Company (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for determining compliance with the exemption provisions of Rule 15c3-3, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives.

This report recognizes that it is not practicable in an organization the size of Auerbach Grayson, & Company Incorporated to achieve all the divisions of duties and cross checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

Further, that no material differences existed between our computations or your net capital, or determination of the reserve requirements and your corresponding Focus Report Part II A filing.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies, which rely on Rule 17a-5 (g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Respectfully submitted,

Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY)

New York, NY
February 19, 2004